Exhibit 99.2

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principles in the United States is the responsibility of management.  Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial statements.  Where necessary, the financial statements include estimates, which are based on management’s informed judgments.  Management has established systems of internal controls, which are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors.  The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors who have approved the consolidated financial statements.

MEYERS NORRIS PENNY LLP are independent auditors appointed by Canadian Superior Energy Inc.’s shareholders. The auditors have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting and Oversight Board (PCAOB) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

March 12, 2007	Greg S. Noval

Chairman and Chief Executive Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Canadian Superior Energy Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2004 were audited by the other auditors, who expressed an opinion without reservation on these statements in their report dated March 31, 2005.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP

March 12, 2007	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

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CONSOLIDATED BALANCE SHEETS DECEMBER 31

Thousands of dollars

	2006	2005
Assets
Current Assets
Cash and short-term investments	$7,338	$11,798
Accounts receivable	17,114	8,968
Prepaid expenses	785	774
	25,237	21,540
Nova Scotia offshore term deposits (Note 4)	14,805	14,421
Petroleum and natural gas properties (Note 5)	185,426	150,384
	$225,468	$186,345
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$17,997	$15,754
Revolving production loan (Note 6)	7,910	12,851
	25,907	28,605
Convertible preferred shares (Note 9)	15,472	—
Asset retirement obligation (Note 7)	9,482	8,302
Future income taxes (Note 8)	10,958	8,638
	61,819	45,545
Shareholders’ equity
Share Capital (Note 10)	162,276	135,815
Equity portion of preferred shares (Note 10)	2,320	—
Contributed surplus (Note 10)	11,372	6,391
Deficit	(12,319)	(1,406)
	163,649	140,800
Related party transactions (Note 11)
Contingencies and commitments (Note 13)
Subsequent events (Note 15)
	$225,468	$186,345

See accompanying notes to the consolidated financial statements

Approved by the Board
Greg S. Noval	Michael Coolen
Director	Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED DECEMBER 31

(Thousands of dollars except per share amounts)

	2006	2005	2004
Revenue
Oil and gas	$49,428	$55,223	$39,299
Transportation	(662)	(678)	(615)
Royalties net of royalty tax credit	(8,245)	(9,716)	(5,805)
	40,521	44,829	32,879
Expenses
Production and operating	9,042	7,239	7,151
General and administration (Note 5)	9,312	5,398	4,614
Interest	2,047	1,015	1,104
Depletion, amortization and accretion	25,686	23,539	22,177
Stock based compensation	5,891	3,657	2,612
	51,978	40,848	37,658
Income (loss) from operations	(11,457)	3,981	(4,779)
Other income (expense)	459	(715)	493
Income (loss) before income taxes	(10,998)	3,266	(4,286)
Income taxes (reduction)
Capital	33	129	261
Future income tax (reduction) (Note 8)	(118)	81	(1,523)
	(85)	210	(1,262)
Net Income (loss)	(10,913)	3,056	(3,024)

Deficit, beginning of year	(1,406)	(4,462)	(312)
Accounting Change (Note 2)	—	—	(1,126)
Deficit, end of year	$(12,319)	$(1,406)	$(4,462)
Basic Income (loss) per share (Note 10 (k))	$(0.09)	$0.03	$(0.03)
Diluted income (loss) per share (Note 10(k))	$(0.09)	$0.03	$(0.03)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(Thousands of dollars)

	2006	2005	2004
Cash provided by (used in): Operations
Net Income (loss)	$(10,913)	$3,056	$(3,024)
Items not involved in cash for operations
Depletion, depreciation and accretion	25,686	23,539	22,177
Stock based compensation	5,891	3,657	2,612
Accretion expense for preferred shares	357	—	—
Forfeiture of Nova Scotia offshore term and security deposit	558	—	—
Loss on investments	600	—	—
Future income tax (reduction)	(118)	81	(1,523)
	22,061	30,333	20,242
Change in non cash working capital (Note 3)	(8,453)	11	(2,541)
	13,608	30,344	17,701
Financing
Issue of shares	27,990	20,316	12,673
Redemption (issue) of Nova Scotia offshore term and security deposits, net	(963)	(252)	9,670
Convertible preferred share issue	17,455	—	—
Increase (repayment) of revolving production loan	(4,941)	2,101	(1,800)
	39,541	22,165	20,543
Investing activities
Acquisition of oil and gas assets	—	—	(1,070)
Exploration and development expenditures	(59,548)	(44,083)	(41,151)
Purchase of investments	(3,106)	—	—
Disposal of investments	2,506	—	—
Change in non-cash working capital (Note 3)	2,539	1,647	(3,626)
	(57,609)	(42,436)	(45,847)
Increase (decrease) in cash and short term investments	(4,460)	10,073	(7,603)
Cash and short term investments, beginning of year	11,798	1,725	9,328
Cash and short term investments, end of year	$7,338	$11,798	$1,725

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2006 AND 2005

(Tabular amounts in thousands except per share amounts)

Note 1  Accounting Policies

a)           Principles of consolidation - The consolidated financial statements include the accounts of the Corporation and the accounts of its wholly-owned subsidiaries.

b)          Cash and short-term investments - Cash and short-term investments consist of balances with banks and investments in highly liquid short-term deposits with a maturity date of less than ninety days.

c)           Depletion and Amortization – Canadian Superior Energy Inc. is engaged in the acquisition, exploration, development and production of oil and gas in Canada and Trinidad and Tobago. The Corporation follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

The costs are amortized using the unit-of-production method based upon the estimated proved oil and gas reserves, before royalties, as determined by the Corporation’s independent engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

The Corporation performs a ceiling test in a two-stage test performed at least annually:

i)                 Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

ii)              If impairment is indicated by applying the calculations described in i) above, the Corporation will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Corporation’s credit-adjusted risk-free rate of interest, using forecast prices and costs. Any impairment is included in earnings for the year.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded. Amortization of other equipment is provided on a diminishing balance basis at rates ranging from 20% to 100% per annum.  Gains and losses from disposals are included in income.

d)             Joint Ventures - The Corporation’s exploration and development activities related to oil and gas are conducted jointly with others, which may include related parties (see Note 11). The accounts reflect only the Corporation’s proportionate interest in such activities.

e)              Income Taxes - The Corporation follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

f)                Revenue recognition - Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

g)             Flow-through shares - The Corporation, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities.  The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada).  The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the relevant expenditures are renounced.

h)             Measurement Uncertainty - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Corporation’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates. The amounts recorded for depletion and depreciation of petroleum and natural gas properties and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates, in future periods, could be significant.

i)              Per share amounts – Basic earnings per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The Corporation follows the treasury stock method for the computation of diluted per share amounts.  This method assumes the proceeds from the exercise of dilutive options and warrants are used to purchase common shares at the weighted average market price during the period.  The if converted method is used to calculate the dilutive effect of convertible debentures.

j)                 Foreign currency translation: Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in determination of net income for the current period.

k)          Stock Based Compensation - The Corporation accounts for its stock based compensation plans using the fair value method. Fair value is determined at the grant date using the Black-Scholes option-pricing model and is recognized over the vesting period of the options granted as stock compensation expense and contributed surplus. The contributed surplus balance is reduced as the options shares are exercised and the amount initially recorded is credited to share capital.

l)                 Asset Retirement Obligation - The Corporation recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of petroleum and natural gas properties. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

m)           Convertible Preferred Shares - The Corporation’s convertible debt instruments are segregated into their debt and equity components at the date of issue, based on the relative fair market values of these components in accordance with the substance of the contractual agreements.  The debt component of the instruments is classified as a liability, and recorded as the present value of the Corporation’s obligation to make future interest payments in cash, and settle the redemption value of the instrument in cash or in a variable number of shares.  The carrying value of the debt component is accreted to the original face value of the instruments, over their deemed life, using the effective interest method.  The conversion option, which makes up the equity component of the instruments, is recorded using the residual value approach.  Upon conversion, any gain or loss arising from extinguishment of the debt is recorded in income of the current period.

n)             Recent accounting pronouncements: In January 2005, the Canadian Institute of Chartered Accountants issued new recommendations for the recognition and measurement of financial instruments, and amendments to the existing presentation and disclosure standards, effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2006. Section 3855 Financial Instruments – Recognition and Measurement establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 Financial Instruments – Presentation and Disclosure discusses the presentation and disclosure of these items. The application of hedge accounting is covered in Section 3865 Hedges. Section 1530 Comprehensive Income establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to hedges or other derivative instruments, outside of net income, in a statement of Comprehensive income. Section 3251 Equity establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income. There have also been numerous consequential amendments to other Sections. Transitional provisions are complex and vary based on the type of financial instruments under consideration. The Corporation has limited exposure to hedges and financial instruments and feels the effects of these new standards will be minimal.

Note 2 - Changes in Accounting Policies

a)              Stock Based Compensation and other Stock Based Payments

Effective January 1, 2004, the Corporation retroactively adopted the new Canadian standard for “Stock Based Compensation”. This standard requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements.  Per the transitional provisions, adoption requires that compensation expense be calculated and recorded in the statement of operations for options and warrants issued on or after January 1, 2003.

b)              Asset Retirement Obligations

Effective January 1, 2004 the Corporation retroactively adopted the new Canadian standard for “Asset Retirement Obligations”. This standard requires the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets to be recorded in the period the asset is put to use, with the corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation and amortization of the underlying assets. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Prior to January 1, 2004, the Corporation provided for future site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis.

c)              Hedging relationships

The Corporation has implemented new Canadian accounting guidelines for hedging relationships, which addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives.

d)              Impact of  policy changes on 2004 and 2003 Financial Statements

The adoption of the new accounting policies for stock based compensation and asset retirement obligations was applied retroactively with the following impact on the 2003 comparative figures and the 2004 opening deficit:

Balance Sheet - debit (credit)
Petroleum and natural gas properties	$4,797
Asset Retirement Obligation	(5,979)
Provision for Future Site Restoration	1,634
Future Income Taxes	(174)
Contributed Surplus	(1,404)
Deficit, end of year	1,126
Deficit, beginning of year	486

Statement of operations - debit (credit)
Depletion, amortization and accretion	$1,027
Future site restoration	(1,223)
Stock based compensation	771
Future income tax reduction	65
Decrease in net income	$640
Loss per share – basic and diluted	$(0.01)

e)              Adjust 2004 Earnings to Reflect Transportation Charges

The Corporation has implemented new Canadian accounting standard relating to the presentation of transportation costs.  In prior years it was Canadian industry practice to net these costs out of revenues.  The Corporation has restated revenues for 2004 and prior years to reflect this change.  Transportation costs were $0.6 million in 2004.  This change has no impact on net income or cash flow.

Note 3 - Changes in Non-Cash Working Capital and other Cash Flow Information

	2006 Change	2005 Change	2004 Change
Accounts Receivable	$(8,146)	$(3,160)	$(2,268)
Nova Scotia offshore drilling security deposit	—	—	10,000
Prepaid expenses	(11)	(181)	(25)
Accounts payable	2,243	4,999	(3,874)
Change in non-cash working capital	$(5,914)	$1,658	$3,833
Related to:
Operating activity	$(8,453)	$11	$(2,541)
Financing activity	—	—	10,000
Investing activity	2,539	1,647	(3,626)
Change in non-cash working capital	$(5,914)	$1,658	$3,833

Interest paid during year	$2,061	$854	$1,104
Taxes paid during year	$—	$143	$271

Note 4 – Nova Scotia Offshore Term Deposits

Under the terms of the licenses referred to in Note 13(a), the Corporation has assigned term deposits totaling $14,805,000 (2005 - $14,421,000).  Accordingly, this amount has been classified as a non-current asset.  To the extent that the expenditures are not incurred within the period allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment. During 2006 $581,306 (2005 - $nil) was forfeited which has been expensed in the period (see Note 13(a)).  The following table summarizes the work commitment and work deposit which would be forfeited in proportion to the amount of work commitment not completed by the expiry date referred to in Note 13(a):

License	Work Deposit	Remaining Commitment	Expiry Date
EL 2406	$11,027,932	$40,962,046	December 31, 2007
EL 2412	$125,000	—	December 31, 2007
EL 2413	$125,000	—	December 31, 2007
EL 2415	$3,214,250	$12,857,000	December 31, 2008
EL 2416	$312,500	$1,250,000	December 31, 2008
Total	$14,804,682	$55,069,046

Note 5 – Petroleum and Natural Gas Properties

	Cost	Accumulated Depletion and Amortization	Net
2006
Petroleum and natural gas properties- Canada	$246,751	$92,457	$154,294
Petroleum and natural gas properties- Trinidad	31,132	-	31,132
Total	$277,883	$92,457	$185,426
2005
Petroleum and natural gas properties- Canada	$202,408	$67,418	$134,990
Petroleum and natural gas properties- Trinidad	15,394	-	15,394
Total	$217,802	$67,418	$150,384

Future development costs related to proven undeveloped reserves of $9,319,000 (2005 - $7,146,000) have been included in the depletion base calculation at December 31, 2006.

At December 31, 2006, the Corporation has excluded $67,020,000 (2005 - $42,777,000) of oil and gas properties relating to unproved properties from costs subject to depletion, including $31.1 million (2005 - $15.4 million) relating to its interests in Trinidad and Tobago inclusive of $4.2 million (2005 – nil) relating to capital costs incurred on behalf of Challenger Energy Corp. that are not yet due (Note 11). General and administrative expenses totaling $7,554,000 (2005 - $5,937,000), of which $1,208,000 (2005 - $965,000) pertained to the Nova Scotia project, that were directly related to exploration and development activities have been capitalized for the year ended December 31, 2006.

The benchmark prices, on which the ceiling test is based, are as follows:

	WTI Crude Oil	Exchange Rate	Edmonton Light Crude	AECO Natural Gas
Year	US$/bbl	US$/CDN$	CDN$/bbl	CDN$/mmbtu
2007	62.00	0.87	70.25	7.20
2008	60.00	0.87	68.00	7.45
2009	58.00	0.87	65.75	7.75
2010	57.00	0.87	64.50	7.80
2011	57.00	0.87	64.50	7.85
2012	57.50	0.87	65.00	8.15
2013	58.50	0.87	66.25	8.30
2014	59.75	0.87	67.75	8.50
2015	61.00	0.87	69.00	8.70
2016	62.25	0.87	70.50	8.90
2017	63.50	0.87	71.75	9.10

Benchmark prices increase at a rate of 2.0% per year for both oil and natural gas after 2017.  Adjustments were made to the benchmark prices above, for purposes of the ceiling test, to reflect varied delivery points and quality differentials in the products delivered. For the years ended December 31, 2006 and 2005, no ceiling test write-down was required.

Note 6 – Revolving Production Loan

At December 31, 2006 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $30,000,000 of which it had drawn $7,910,000 (2005 - $12,851,000).  The facility bears interest at prime plus 0.5%.  The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation.  The facility expires April 30, 2007 unless extended.

Note 7 – Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	2006	2005
As at December 31 ($000’s)
Asset Retirement Obligation, beginning of year	$8,302	$7,177
Liabilities Incurred	532	563
Accretion expense	648	562
Asset Retirement Obligation, end of year	$9,482	$8,302

The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $17,350,000 (2005 – $15,746,000) which will be incurred between 2016 and 2018.

Note 8  Income Taxes

The net future income tax liability is comprised of:

a)       Summary of temporary differences giving rise to future income tax liability:

	2006	2005
Future Tax Liabilities
Oil and gas assets in excess of tax balances	$14,135	$12,756
Future Tax Assets
Share Issue Costs	(1,191)	(1,327)
Asset Retirement Obligation	(2,892)	(2,791)
Loss Carryforward	906	—
	(3,177)	(4,118)
Net future income tax liability	$10,958	$8,638

b)       Reconciliation of income taxes calculated at the Canadian statutory rate of 34.0% (2005 – 37.6%, 2004 – 38.6%) with actual income taxes:

	2006	2005	2004

Income (loss) before income taxes	$(10,999)	$3,266	$(4,286)
Combined federal and provincial income tax rate	34.0%	37.6%	38.6%
Computed income tax expense (reduction)	$(3,740)	$1,228	$(1,654)
Increase (decrease) resulting from:
Non deductible Crown Royalties, net	1,442	1,863	1,224
Resource Allowance	(606)	(2,168)	(1,397)
Stock based compensation	2,003	1,376	1,008
Unsuccessful take over costs	725	—	—
Tax adjustment from rate change and other	58	95	(704)
Tax reassessments	—	(2,313)	—
	$(118)	$81	$(1,523)

Note 9  Convertible Preferred Shares

On February 1, 2006, the Corporation completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of 10 US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants were issued to West Coast Asset Management, Inc. The Warrants comprising part of the Units are exercisable for a period of thirty (36) months from the date of issue at an exercise price of US $3.00 per Common Share.

The following summarizes the face and carrying value of the liability and equity component of the convertible preferred shares at December 31, 2006:

	Liability Component		Equity Component
	Face Value	Carrying Value	Fair Value
Convertible Preferred Shares: Issuance of convertible preferred shares	$17,053	$15,115	$2,320
Accreted (non-cash) interest	—	357	—
Balance, end of year	$17,053	$15,472	$2,320

Note 10  Share Capital

a)  Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

b)  Voting common shares issued:

	December 31, 2006		December 31, 2005
	Number	Amount	Number	Amount
Balance, beginning of year	119,135	135,650	109,806	114,626

Issued upon conversion of purchase warrants	375	948	5,500	10,835
Issued upon exercise of stock options	1,198	1,639	852	1,044
Issued in settlement of lawsuit (Note 13)	260	711	—	—
Issued for cash	3,500	8,301	—	—
Issued for Canada Southern Shares	472	1,116	—	—
Issued for preferred share dividend	276	641	—	—
Issued for cash on flow-through shares	6,000	15,420	2,977	8,929
Tax benefits renounced on flow-through shares	—	(2,723)	—	—
Issue costs, net of future tax reduction of $285	—	(649)	—	—
Issue costs, net of future tax reduction of $221	—	—	—	(436)
Value of stock compensation for exercised options	—	910	—	652
Balance, end of year	131,216	$161,964	119,135	$135,650

c)                                      Special warrants issued:

	Number	Amount	Number	Amount
Balance, beginning of year	—	$—	—	$—

Special warrants issued for cash (Note 10(e)(i))	—	—	5,500	11,000
Converted upon issuance of common shares	—	—	(5,500)	(11,000)
Balance end of year	—	$—	—	$—

d)                                     Purchase Warrants issued:

	Number	Amount	Number	Amount
Balance, beginning of year	2,750	$165	—	$—

Issued August 30, 2005 (Note 10(f)(i))	—	—	2,750	165

Issued February 9, 2006 (Note 10(f)(ii))	500	24	—	—

Issued June 18, 2006 (Note 10(f)(iii))	500	134	—	—

Exercised	(750)	(11)	—	—

Expired	(2,500)	—	—	—

Balance End of Year	500	312	2,750	165

Share capital, end of year	—	$162,276	—	$135,815

e)                                      Special Warrants

i)                                         On August 30, 2005 the Corporation filed a short form prospectus qualifying the distribution of: (a) 5,500,000 common shares and 2,750,000 common share purchase warrants upon the exercise of the 5,500,000 special warrants issued on July 5th, 6th and 12th, 2005 (as above).

f)             Purchase Warrants

i)                                         As described in Note 10(e) in August 2005, the Corporation filed a short form prospectus qualifying the distribution of 2,750,000 common share purchase warrants which expired on June 30, 2006.

ii)                                      On February 9, 2006, the Corporation completed a private placement financing consisting of 1.0 million Units at a price of $2.40 per Unit for gross proceeds of $2.4 million. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units were exercisable until December 31, 2006 at an exercise price of $2.40 per common share. These warrants have all expired as of December 31, 2006.

iii)                                   On June 18, 2006 the Corporation issued 500,000 share purchase warrants in arranging financing for the Canada Southern Acquisition. The warrants are exercisable into 500,000 common shares at US$ 2.50 and expire December 18, 2007.

g)                                     Stock options:

The Corporation has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in equal increments over a three year period.  An option’s maximum term is ten years.

	2006		2005
	Number of	Weighted	Number of	Weighted
	Options	Average price	Options	Average price
Balance, beginning of year	9,488	$1.83	7,371	$1.66
Prior period option reinstatement	—	—	200	0.80
Forfeited	(747)	2.31	(613)	1.82
Exercised	(1,198)	1.37	(852)	1.22
Granted	5,519	2.30	3,382	2.11
Balance, end of year	13,062	$2.05	9,488	$1.83

The following table summarizes information about the stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted Average of
		Remaining	Weighted
	Number of	Contractual Life	Average	Number of	Weighted Average
Exercise Price	options	(years)	Exercise Price	Options	Exercise Price
$ 0.80-1.00	155	3.57	$0.81	155	$0.81
1.01-1.50	1,110	5.73	1.30	1,110	1.30
1.51-2.00	3,748	7.54	1.79	2,666	1.76
2.01-3.00	8,049	9.12	2.30	3,784	2.31
$ 0.80-3.00	13,062	8.31	$2.05	7,715	$1.95

The following table summarizes information about the stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted Average of
		Remaining	Weighted
	Number of	Contractual Life	Average	Number of	Weighted Average
Exercise Price	options	(years)	Exercise Price	Options	Exercise Price

$ 0.80-1.00	655	4.28	$0.82	655	$0.82
1.01-1.50	1,145	6.89	1.30	985	1.29
1.51-2.00	4,811	8.63	1.79	2,209	1.75
2.00-3.00	2,877	9.00	2.35	1,984	2.40
$ 0.80-3.00	9,488	8.32	$1.83	5,833	$1.79

A Black-Scholes option pricing model, with the following weighted average assumptions was used to estimate the fair value of options on the date of the grant, for the inclusion as stock based compensation expense:

	2006	2005
Risk free interest rate (%)	4.1	4.0
Expected lives (years)	10.0	10.0
Expected volatility (%)	44.3	57.0
Dividend per share	0.00	0.00

The grant date weighted average fair value of options issued during 2006 was $1.41 (2005 - $1.08) per option.

The impact of stock based compensation on Contributed Surplus is:

Contributed Surplus	2006	2005
Opening Balance	$6,391	$3,386
Additions from issuance of stock options	5,891	3,657
Reduction from exercise of stock options	(910)	(652)
Closing balance	$11,372	$6,391

h)                                     On December 13, 2006 the Corporation completed a flow-through share agreement to issue 6,000,000 common shares for consideration of $15,420,000.

i)                                         On December 29, 2006 the Corporation completed a private placement of 2,500,000 shares at $2.37 per share for gross proceeds of $5,924,990.

j)                                         During the year ended December 31, 2005, the Corporation entered into flow-through share agreements to issue 2,976,400 common shares for cash consideration of $8,929,200 and to renounce $8,929,200 of qualified expenditures.

k)                                      Per share amounts for Loss per share were calculated using the weighted average number of common shares outstanding of 121,911,000 for 2006 and 112,170,000 for 2005 and 106,465,000 for 2004.  The 2006 diluted earnings per share amounts have not been disclosed as the result is anti-dilutive.  In calculating the 2005 diluted earnings per share amounts, 2,109,252 shares were required to be added to the weighted average number of common shares outstanding.

l)                                         Preferred Shares (see Note 9):

	Number	Amount	Number	Amount
Balance, beginning of year	—	$—	—	$—

Warrant equity on preferred shares	—	351	—	—
Conversion Equity on preferred shares	—	1,969	—	—
Balance, end of year	—	$2,320	—	$—

Note 11  Related Party Transactions

During the year ended December 31, 2006, the Corporation paid $235,000 (2005 - $73,000, 2004 - $596,000) to a company controlled by a director, for oilfield construction and $843,000 (2005 - $618,000, 2004 - $32,000) for aircraft rentals to a company controlled by an officer and director of the Corporation. During the year, the Corporation also paid $43,456 (2005 - $nil, 2004 - $nil) to a company controlled by an officer and director of the Corporation for consulting services.

In November 2004, the Corporation entered into a participation agreement in the normal course of operations with a corporation controlled by an officer and director of the Corporation in respect of the Corporation’s offshore Nova Scotia and offshore Trinidad and Tobago prospects.  During the year the Corporation has incurred $4.2 million in capital costs on behalf of this company, that are not yet due as per the farm-out agreement. These funds will become due 10 days prior to the spud date of the well the costs were incurred for. These have been recorded as non-depletable capital costs for 2006 and will be moved to accounts receivable in accordance with the agreement. During 2006 the Corporation also invoiced this company $90,000 for office rent and costs.  The transactions were in the normal course of operations and agreed to by the related company and the Corporation based on extensive negotiations and Board approval and accordingly had been measured at the exchange amount.

During the year an officer and director was paid $900,782, and an additional $250,000 was accrued but unpaid at year end. All amounts relate to a one time payment pursuant to the terms of an employment contract.

Note 12  Risk Management

The carrying values of financial assets and liabilities approximate their fair value due to their short periods to maturity, or the market interest rate on the revolving production loan.  The fair value of the convertible preferred shares approximated their carrying value.  A substantial portion of the Corporation’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.  Purchasers of the Corporation’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

The Corporation is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices.  The Corporation is exposed to a floating interest rate on its revolving production loan.

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At December 31, 2006, the Corporation had no contracts in place.

During 2006, the Corporation’s hedging activities resulted in a gain of $265,000 (2005 – loss of $22,696; 2004 – loss of $496,000) which was recorded as an increase (2005 – decrease; 2004 - decrease) in oil and gas revenues during the period.

Note 13  Contingencies and Commitments

a)                      Nova Scotia:  During 2000, 2001 and 2003, the Corporation acquired six exploration licenses from the Canada-Nova Scotia Offshore Petroleum Board. These licenses are for a period of nine years in total, subject to certain requirements being met during the first five years. As a condition of the licenses, the Corporation is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security deposit in an amount of $250,000. At December 31, 2006, as a result of the Corporation having made certain expenditures, the Corporation had fulfilled its work expenditures on two of the six exploration licenses. During 2006 the corporation forfeited one license and surrendered a deposit in the amount of $581,306 and acquired a 50% interest in two new licenses in their extension period by paying the Corporations share of the drilling deposit. The remaining three exploration licenses are currently owned 100 percent by the Corporation and have aggregate work expenditure outstanding of $55,069,000, and as such the Corporation has $14,805,000 in term deposits assigned to the Canada – Nova Scotia Offshore Petroleum Board (Note 4).

b)                     Trinidad and Tobago: The Corporation is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (“PSC”) with the Government of Trinidad and Tobago funded in part by a related party (See Note 11 above) participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program to obtain 25% of Canadian Superior’s net revenue share of these prospects. Also, once approved by the Government of Trinidad and Tobago, the Corporation has the exploration drilling commitment to drill two wells on the “Mayaro/Guayaguayare” blocks from a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).

The Corporation has also reached an agreement with Maersk A/S  and Beijing Zhiyuan Industries to contract the Kan Tan Semi-Submersible Drilling Rig for a three well commitment on the Corporation’s Trinidad and Tobago Block 5 (c). The Corporation estimates that this commitment will be in the range of US $25.0 to US $30.0 million per well and the wells will be done back to back through 2007.  As at December 31, 2006, US $20 million had been paid.

c)                      Flow-through Expenditures:  At December 31, 2006, the Corporation had yet to incur approximately $14.4 million (2005 - $8.9 million) of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2007.

d)                     Litigation and Claims:  The Corporation is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Corporation’s financial position.  The Corporation maintains insurance, which in the opinion of the Corporation, is in place to address any unforeseen claims.

As at December 31, 2005, the Corporation accrued $1,012,000 (inclusive of legal costs) as a one-time charge to recognize the settlement of a former employee’s alleged compensation claims, which was settled in February 2006.  This amount was included as an expense in other income (expense) in the settlement of operations.

e)                      Lease Obligations:  The Corporation has entered into agreements to lease premises and equipment requiring future minimum payments totaling $811,151.  Minimum annual payments during the next five fiscal years are as follows:

2007	$516,436
2008	$177,045
2009	$89,762
2010	$27,528
2011	$380

Note 14  Canada Southern

In June 2006, Canadian Superior made a takeover bid for all of the issued and outstanding shares of Canada Southern Petroleum Ltd. Canadian Superior offered 2.75 common shares of Canadian Superior Energy Inc. plus $2.50 CDN. for each issued and outstanding share of Canada Southern Petroleum Ltd. On July 17, 2006, Canadian Superior revised its offer for Canada Southern Petroleum Ltd. to 2.0 Canadian Superior shares, $2.50 Cdn. cash and a 25% net profit interest in Canada Southern’s approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributed to it’s interest in the Canadian Arctic Islands. The offer was for Canada Southern’s approximately 1,100 boe/d of oil and gas production and various lands including Canada Southern’s Canadian Arctic island interests.  The minimum condition attached to the revised offer was not met and there were 171,495 shares tendered to the original offer. Canadian Superior Issued 471,612 shares and paid $430,046.39 to take up these shares. The costs incurred, including the fair value of the Canadian Superior shares issued, exceeded the $2,505,615 received on the sale of the 171,495 Canada Southern shares. The difference has been recorded as other income (expense) in the Statement of Income and Retained Earnings.

Note 15  Subsequent Events

On January 16, 2007 Canadian Superior signed a new lease for office space. Due to the shortage of office space in Calgary the Corporation incurred an inducement payment of $2.4 million to assume a sublease of approximately 19,000 square feet with total additional payments of $735,540 over the four year lease term. The lease assumed is currently substantially below the prevailing rates.

Note 16 Reconciliation with United States Generally Accepted Accounting Principals

The Corporation follows Canadian generally accepted accounting principles (Canadian GAAP) which differs in some respects with generally accepted accounting principles in the United States (U.S. GAAP). Significant differences in accounting principles that impact the Corporation’s financial statements are described below:

	2006	2005	2004
Net income (loss) in accordance with Canadian GAAP, as reported	$(10,913)	$3,056	$(3,024)
Flow Through Shares (Note 16(a))
Income Taxes	(3,147)	(1,283)	(417)

Property Acquisitions (Note 16(b))
Depletion, amortization and accretion expense	339	452	599
Income taxes	(103)	(152)	(206)

Ceiling Test (Note 16(c)) Write down of petroleum and natural gas properties	(2,873)	—	(10,000)
Income Taxes	876	—	1,439
Depletion, amortization and accretion expense	3,884	5,181	4,853
Income Taxes	(1,185)	(1,742)	(1,675)

Stock based compensation (Note 16(d))	—	3,657	2,612

Change in valuation allowance (Note 16(e))	2,811	1,754	—

Convertible preferred share treatment (Note 16(f))	1,244	—	—

Net income (loss) in accordance with U.S. GAAP	$(9,067)	$10,923	$(5,819)

Convertible preferred share treatment (Note 16(f))	(662)	—	—

Net income (loss) attributable to common shareholders in accordance with U.S. GAAP	$(9,729)	$10,923	$(5,819)

Net income (loss) per share in accordance with U.S. GAAP

Basic	$(0.08)	$0.10	$(0.05)

Diluted	$(0.08)	$0.10	$(0.05)

Years ended December 31, 2006 and 2005

(Tabular amounts in thousands of Canadian dollars except per share amounts)

The application of U.S. GAAP results in the following differences to the following balance sheet items:

	2006		2005
	Canadian	United States	Canadian	United States
Petroleum and natural gas properties (Note 16(c))	$185,426	$155,425	$150,384	$119,033
Convertible preferred shares (Note 16(f))	15,472	—	—	—
Future income tax liability	10,958	—	8,638	—
Share capital	162,276	207,026	135,815	177,304
Share capital – preferred shares (Note 16(f))	—	16,107	—	—
Contributed Surplus (Note 16(d))	11,372	5,892	6,391	—
Equity portion of preferred shares (Note 16(f))	2,320	—	—	—
Retained Earnings (deficit)	$(12,319)	$(68,947)	$(1,406)	$(59,218)

(a)           Flow Through Shares

The Corporation finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

(b)           Property Acquisitions

In prior years, the Corporation recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

(c)           Ceiling Test

At December 31, 2006, the Corporation applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Corporation’s petroleum and natural gas properties.

At December 31, 2006, the Corporation applied a ceiling test to its petroleum and natural gas properties using December 31, 2006 prices of:

Gas (per thousand cubic feet)	$6.25 CDN
Oil and natural gas liquids (per barrel)	$67.58 CDN

The application of the test resulted in a $2.9 million pre-tax reduction ($2.0 million after tax) in the carrying value of the Corporation’s petroleum and natural gas properties under U.S. GAAP. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Corporation’s petroleum and natural gas properties.

At December 31, 2005, the Corporation applied the ceiling test to its petroleum and natural gas properties using December 31, 2005 prices of:

Gas (per thousand cubic feet)	$10.35 CDN
Oil and natural gas liquids (per barrel)	$66.25 CDN

The application of the test resulted in no reduction in the carrying value of the Corporation’s petroleum and natural gas properties under either U.S. or Canadian GAAP for 2005.

At December 31, 2004, the Corporation applied a ceiling test to its petroleum and natural gas properties using December 31, 2004 prices of:

Gas (per thousand cubic feet)	$6.35 CDN
Oil and natural gas liquids (per barrel)	$50.25 CDN

The application of the test resulted in a $10.0 million pre-tax reduction ($8.6 million after tax) in the carrying value of the Corporation’s petroleum and natural gas properties under U.S. GAAP. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Corporation’s petroleum and natural gas properties.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

(d)  Stock Based Compensation

On January 1, 2006 the Corporation adopted Statement of Financial Standards (SFAS), “Share-Based Payment.” This statement requires the Corporation to recognize the cost of employee services received in exchange for the Corporation’s equity instruments. Under SFAS No. 123(R) the Corporation is required to record compensation expense over an award’s vesting period based on the award’s fair value at the date of grant. The Corporation has elected to adopt SFAS No. 123(R) on a modified prospective basis; accordingly the financial statements for the period prior to January 1, 2006 will not include compensation cost calculated under the fair value method.

Prior to January 1, 2006 the Corporation applied Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” and therefore recorded the intrinsic value of stock – based compensation as expense and applied the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

(e)  Valuation Allowance

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from the differences in treatment regarding write downs of Petroleum and Natural Gas Properties and reduced depletion, amortization, and accretion expense.  The resulting U.S. GAAP future tax asset is eliminated by a change in this valuation allowance.

(f)  Preferred Shares

The Corporation has reviewed the Convertible preferred shares and their treatment under SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and SFAS No. 133 “accounting for Derivitive Instruments and Hedging Activities” While the shares are redeemable they are not manditoraly redeemable as defined by SFAS No. 150 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with SFAS No. 133 the shares are indexed to the Corporation’s own stock and would not be required to be accounted for as a derivative under SFAS No. 133 Under EITF 00-19 the preferred shares would be considered “conventional” and therefore not subject to the provisions of EITF 00-19.

Accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

Additional U.S. GAAP Disclosures

FAS 133

At times the Corporation will use derivative financial instruments to manage commodity price exposure. Effective January 1, 2001 the Corporation adopted the provisions of FAS 133 which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in income together with changes in the fair value of the hedged item. For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in income. Any change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in income as they arise.

At December 31, 2006 and 2005 the Corporation did not have any derivative financial instruments that were not designated as fair value hedges.

FAS 153

In December 2004, the FASB issued FAS 153 which deals with the accounting for the exchanges of nonmonetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  The Corporation does not believe that the application of FAS 153 will have an impact on the financial statements.

FAS 155 - Accounting for Certain Hybrid Financial Instruments

On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments – an amendment of FASB Statement No. 133 and 140 (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities. This statement is effective for financial statements issued for fiscal years beginning after September 15, 2006. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption.

FAS 157 - Fair Value Measurement

FASB issued statement of Financial Accounting No. 157 Fair Value Measurement, this statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. The standard provides enhanced guidance for using fair value to measure assets and liabilities, the information used to measure fair value, and the effect of fair value measurement on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

FIN 46- Accounting for Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation 46 “Accounting for Variable Interest Entities” (“FIN 46”) that requires the consolidation of Variable Interest Equities (“VIEs”). VIEs are entities that have insufficient equity or their equity investors lack one or more of the specified elements that a controlling entity would have. The VIEs are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that expose the holder of the variable interest to expected losses or expected residual gains of the entity. The holder of the majority of an entity’s variable interests is considered the primary beneficiary of the VIE and is required to consolidate the VIE. In December 2003 the FASB issued FIN 46R which superseded FIN 46 and restricts the scope of the definition of entities that would be considered VIEs that require consolidation. The Corporation does not believe FIN 46R results in the consolidation of any additional entities.

FIN 47 - Conditional Asset Retirement Obligations

Effective 31 December 2005, the Corporation adopted FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of a liability when sufficient information exists rather than preclude the need to record a liability. The adoption of this interpretation did not impact the Corporation’s Financial Statements.

FIN 48 - Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the January 1, 2007 opening retained earnings. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

SAB 106

In September 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas producing entities that follow the full cost accounting method. SAB 106 states that after the adoption of FAS 143 the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling test calculation. The Corporation excludes the future cash outflows associated with settling asset retirement obligations from the present value of estimated future net cash flows and does not reduce the capitalized oil and gas costs by the asset retirement obligation accrued on the balance sheet. Costs subject to depletion and depreciation include estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. The adoption of SAB 106 in the fourth quarter of 2004 did not have a material effect on the results of the ceiling test or depletion, depreciation and amortization calculations.

SFAS No. 154 - Accounting Changes and Error Corrections

On 1 January 2006, the Corporation adopted the provisions of SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. The statement requires retrospective application to prior periods’ Financial Statements of a voluntary change in accounting principle versus including the cumulative effect of changing to the new accounting principle in net income. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. The adoption of this standard did not impact the Corporation’s Financial Statements.

SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Corporation is currently evaluating the impact of this standard on its Financial Statements.

PRESENTATION

There are different presentations between Canadian and U.S. GAAP which are as follows:

1)             No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.

2)             Under U.S. GAAP, there is no difference between net income and other comprehensive income.